                               ICI MUTUAL INSURANCE COMPANY

                              INVESTMENT COMPANY BLANKET BOND

                                        RIDER NO. 18

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INSURED                                                           BOND NUMBER

OppenheimerFunds, Inc.                                            87106105B
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EFFECTIVE DATE                      BOND PERIOD             AUTHORIZED REPRESENTATIVE

July 1, 2006            October 31, 2005 to October 31, 2006      /S/ Frank R. Vento
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In  consideration  of the premium charged for this Bond, it is hereby  understood and agreed that the Limit of  Liability  for the  following  Insuring  Agreements  is  hereby  amended, effective July 1, 2006 to be:

                                                            Limit of Liability

Insuring Agreement A- FIDELITY                              $115,000,000
Insuring Agreement C- ON PREMISES                           $115,000,000
Insuring Agreement D- IN TRANSIT                            $115,000,000
Insuring Agreement E- FORGERY OR ALTERATION                 $115,000,000
Insuring Agreement F- SECURITIES                            $115,000,000
Insuring Agreement G- COUNTERFEIT CURRENCY                  $115,000,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS         $115,000,000
Insuring Agreement J- COMPUTER SECURITY                     $115,000,000

PROVIDED,  however, that nothing herein shall increase any of the limits of liability placed on certain losses under Insuring Agreement I, as described in Rider No. 11.

Except as above stated,  nothing  herein shall be held to alter,  waive or extend any of the terms of this Bond.